SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended August 2001	Commission File Number 000-32027

CENTURION ENERGY INTERNATIONAL INC.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA
(Jurisdiction of Incorporation or Organization)

800, 205 – 5TH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 2V7
(Address of Principal Executive Offices)

Telephone (403) 263-6002

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

FORM 20-F	[ X ]	Form 40-F	[ ]

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES	[ ]	NO	[ X ]

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

CENTURION ENERGY INTERNATIONAL INC.

NEWS RELEASE DATED: August 31, 2001

CENTURION ENERGY ANNOUNCES SECOND QUARTER 2001 FINANCIAL RESULTS

Calgary, Alberta -- Centurion Energy International Inc. (TSE: CUX) announces the financial results of the Company for the six months ending June 30, 2001. Operating highlights for the second quarter have focused on the El Manzala Concession in Egypt and include two gas discoveries, El Wastani East-1 and Gelgel, construction of the El Wastani pipelines and the purchase of working interests in two additional concessions in Egypt.

The El Wastani East-1 well reached a total depth of 3,100 metres in the Abu Madi formation, one of the main producing intervals in the El Wastani field. Initial flow rates of 2.1 mmcf/d are encouraging; however, the well is still in clean-up stage. The well will be put on a long-term production test to determine reserve estimates and to establish the optimum production rate.

Gelgel-1 well was drilled to a total depth of 1,250 metres in the Kafr El Sheikh formation. Two gas-bearing zones flowed at a combined maximum rate of 31 mmcf/d over a 72-hour flow period. The Gelgel discovery will significantly increase reserves in the southern part of the El Manzala Concession expediting the development program for the area.

Fasada-1, Centurion’s third exploration well in its Egyptian drilling program, spudded on August 28, 2001. Targeting both the Kafr El Sheikh and Abu Madi formations, Fasada-1 will be drilled to a depth of approximately 2,250 meters and is expected to reach total depth in approximately 23 days.

Construction has commenced on the gas gathering system and pipelines for the El Wastani field. First gas is expected to be on-stream by October 2001 with gas production anticipated at 12 mmcf/d and 300 bopd of liquids.

Centurion has recently completed the acquisition of two wholly owned subsidiaries of TransAtlantic Petroleum Corporation. Centurion now holds a 30% working interest in the onshore West Gharib Concession near the Gulf of Suez that is producing approximately 2,000 bopd from eight wells in the Hana field. The 25% working interest in the Central Sinai Concession in the Sinai Desert has a heavy oil discovery that is currently being evaluated and holds potential for a heavy oil development project. With the acquisition of the Hana field interest, effective June 30, 2001, Centurion exits Q2 with production of 2025 bopd.

Earnings for the six months ended June 30, 2001 were $1.7 million ($0.03 per share basic and diluted) compared to $4.0 million ($0.06 per share basic and diluted) for the corresponding period in 2000. Cash flow from operations for the six months ended June 30, 2001 was $4.2 million ($0.07 per share basic and diluted) compared to $7.9 million ($0.13 per share basic and $0.12 per share diluted) for the corresponding period in 2000.

Financial and Operating Highlights

For the periods ending
June 30
(Canadian dollars)                    3 Months      3 Months      6 Months      6 Months
                                      Ending 2001   Ending 2000   Ending 2001   Ending 2000
-------------------------------------------------------------------------------------------
Oil & gas sales ($MM)                     4.0           5.8           8.1          11.5
Sales price per bbl ($)                 33.11         38.96         32.17         37.37
Cash flow ($MM)                           1.8           3.7           4.2           7.9
     Per share ($) basic                 0.03          0.06          0.07          0.13
     Per share ($) diluted               0.03          0.06          0.07          0.12
Earnings ($MM)                            0.7           1.9           1.7           4.0
     Per share ($) basic & diluted       0.01          0.03          0.03          0.06
Production (average bopd)               1,440         1,780         1,490         1,830
Production (total bbls)               131,000       162,000       272,000       333,000

Certain statements in this News Release constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

For More Information:
Said S. Arrata, President and CEO,
or
Barry W. Swan, Senior Vice President, Finance and CFO
Tel: (403) 263-6002 / Fax: (403) 263-5998
E-mail: info@centurionenergy.com
Web: http://www.centurionenergy.com

CENTURION ENERGY INTERNATIONAL INC.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CENTURION ENERGY INTERNATIONAL INC.
August 31, 2001	By:/s/ Barry W. Swan Barry W. Swan Senior Vice-President and CFO